John Deere Receivables LLC
10587 Double RR Blvd., Suite 100
Reno, Nevada 89521

June 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Arthur Sandel
Re:	John Deere Receivables LLC (the “Registrant”)
Registration Statement on Form SF-3 filed May 16, 2022
Amendment No. 1 filed June 29, 2022
File No. 333-264978

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) to 4:00 p.m., Eastern time, on July 1, 2022, or as soon as possible thereafter.

The Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert staff comments and the declaration of effectiveness of the above-referenced registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOHN DEERE RECEIVABLES LLC

By:	/s/ Jeffrey A. Trahan
Name:	Jeffrey A. Trahan
Title:	President

cc:	Edward R. Berk, John Deere Receivables LLC
Julie M. Rosales, John Deere Receivables LLC
Larry J. Gant, John Deere Receivables LLC
Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP